SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2023

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 13%
TO 16.0M GUESTS

    Ryanair Holdings plc today (Wed, 3 May) released Apr 2023 traffic stats as follows:

Month:	Apr 22	Apr 23	Change
Guests	14.2m*	16.0m	+13%
L. Fact	91%*	94%	+3% pts

Ryanair operated over 89,650 flights in Apr 2023. Regrettably, over 650 flights (approx. 118,000 guests) were cancelled due to French ATC strikes in April. We call all EU citizens to sign our "Protect Overflights" petition on www.ryanair.com to force the EU Commission to take action to protect overflights.

*Apr 2022 traffic and load factor affected by the Ukraine invasion.

Rolling 12 Month:	Apr 22	Apr 23	Change
Guests	110.2m	170.3m	+55%
L. Fact	83%	94%	+11% pts

ENDS

For further info
please contact:                           Press Office                            Piaras Kelly
                                         Ryanair                                   Edelman Ireland
                                         Tel: +353-1-9451799              Tel: +353-1-5921330
                                         press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 May, 2023

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary